                                                                   EXHIBIT 99.D4

[LETTERHEAD OF BLACKSTONE ULTRASONICS]

                                 June 3, 1996

Andrew E. Shapiro
President
Lawndale Capital Management, LLC
One Sansome Street, Suite 3900
San Francisco, California 94104

Dear Mr. Shapiro:

     I applaud your recent letter to the board of MDT Corp. This company obviously deserves a much higher valuation.

     Over the past few months, my colleagues and I have discussed assembling a team to take MDT private, turn it around over 2-3 years and then going public with an IPO. We've been in touch with some managers at MDT as well as ex-Amsco executives who have the ability and experience to effect a turnaround. On advice from a member of MDT's management team we had called Mr. Chuck French who is on their board to see if the company would be interested in entertaining a friendly takeover and anticipated a price for an excess of the $4.50/share announced. Mr. French did not respond after our initial call.

     Although our combined holdings of MDT stock are relatively small we join you in opposing this sale. If Lawndale is interested in supporting a takeover we should hold further discussions.

Yours sincerely,

/s/ Geoff Bond
- --------------------------
Geoff Bond
President

GB/dm